EXHIBIT 99.5

Get the Picture - Video industry - Analysis 2003                     Page l of 4



WHAT AUSTRALIANS ARE WATCHING
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VIDEO INDUSTRY
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THE VIDEO INDUSTRY IN AUSTRALIA 2003:
THE DVD REVOLUTION


EVEN IN A COUNTRY THAT TRADITIONALLY EMBRACES NEW TECHNOLOGIES, THE UPTAKE OF DVDS HAS BEEN REMARKABLY FAST IN AUSTRALIA. THE FIRST DVD TITLE, EVITA, WAS ONLY RELEASED IN THIS COUNTRY IN LATE 1997. YET BY 2003, 26 MILLION DIGITAL VERSATILE DISCS WERE SELLING ANNUALLY. THE ARRIVAL OF CHEAPER DVD PLAYERS, SURROUND-SOUND SYSTEMS AND a VIDUAL FLOOD OF NEW MOVIES AND SPECIAL FEATURES HAS UNDERPINNED THE BOOM. GARRY MADDOX INVESTIGATES.


The DVD format has become a cultural phenomenon that has:

         o quickly overtaken video as the dominant way of watching movies at home;

         o        turned  many  movie   viewers  into   "buyers"  -  effectively
                  collectors - rather than "renters", in a way that video never did;

         o prompted many Australians to install home cinemas, complete with surround-sound systems and large screens, to take advantage of the extra sound and picture quality of the format;

         o expanded into the impulse purchase and gift market alongside books and CDs as prices have dropped;

         o        supplemented   revenue   for   movie   producers:   it's   now
                  acknowledged that around 50 per cent of the revenue that films make comes from the DVD and remaining video market;

         o        revived many old movies for contemporary audiences;

         o tapped DIFFERENT audiences through the release of multiple versions of movies - from low-priced discs containing just the movie to higher-priced ones carrying extra features;

         o        added  a  level  of  cinema   appreciation  and  literacy  for
                  audiences via director's commentaries, the addition of deleted scenes, making-of documentaries and other special features.


As the price of players has tumbled - to less than $100 for cheaper models - the format is now in an estimated 60 per cent of Australian homes when computers and games consoles are included. ~hile this is still well below the percentage of VCRs in homes, it expected to increase substantially as the price of DVD recorders (as distinct from DVD players) falls.


DVDS DOMINATE HOME ENTERTAINMENT


The chief executive of the Australian Visual Software Distributors Association (AVSDA), Simon Bush, says DVD became the dominant force in home entertainment in 2003. "That's been building for a number of years but 2003 really was the year when the consumer bought into the DVD in a big way."


It was no surprise that Philips, the company that pioneered video recording in the 1970s, announced in February 2004 that it would stop selling VCRs to focus on DVD players. It became the first major home electronics manufacturer to abandon the VCR in Australia.


Data from AVSDA shows that the number of DVDs dispatched by distributors to retailers and rental stores jumped from 2.9 million in 2000 to 38.3 million in 2003, and DVD revenue from $69 million to almost $800 million.


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Get the Picture - Video industry - Analysis 2003                     Page 2 of 4


Over the same period, the number of VHS videos dispatched by distributors fell from 14.5 million to 11.4 million, and VHS sales almost halved from $339 million to $180 million.


Even distributors were surprised by the rapid growth in DVD sales in Australia between 2000 and 2003, which outstripped most other territories. The tumbling price of DVD players (down from $900 to $200-$400 and then below $100 for cheap models) and the rapid availability of recently released movies were probably the two key factors in the boom.


The managing director of Roadshow Home Entertainment, Chris Chard, says video had been a relatively stable business in recent years - even declining in some areas. While there was a sales market, most of the turnover was through rentals. "It had certainly plateaued from a distribution point of view. DVD has really taken the category to a whole new level. Revenue from wholesale never seemed to get beyond $400 million ... And DVD, in a fairly short period of time, has taken the figures to well north of double that" [$978.6 million in 2003; see Wholesale sales: Revenue


THE "SELL-THROUGH" BOOM


For distributors, the big growth has been in sell-through. Financial pressures in the music business meant that many CD retailers wanted to get into DVD sales
- opening up the market As well as K-Mart, Target, Big Wand Myer, there was suddenly a "retail base" that included HMV, JB Hi-Fi, Sanity and Harvey Norman that helped the industry grow quickly.


The much-vaunted special features - including director's commentaries, deleted scenes and trailers - appealed to the "early adopters" as they set up home theatres with big screens and surround-sound systems. These features have remained important to DVD collectors but less significant for the rest of the market except in special cases like the extra effort put into the LORD OFTHE RINGS trilogy for their DVD release.


Showing how the market has broadened, Roadshow says one-fifth of the LORD OF THE RINGS DVDs sold have been for the extended versions. The rest have been the standard cinema version.


Distributors acknowledge that consumers have responded to the format for various reasons - the technical quality of the discs, their convenience, the special features and the market change that saw movies available for sale much earlier and much cheaper than they were on video. "Previously there was the rental window and sometimes up to 12 months before a consumer could actually buy a new copy of the video cassette," says Chard. "So the marketing impact of the theatrical release was quite often watered down." Now it is typical for DVDs to come on the market from three to six months after cinema release.


The time between cinema screening and DVD release will sometimes be even shorter than three months. The third installment of the Lord of the Rings trilogy, THE RETURN OF THE KING, was still playing in cinemas in late March yet was due for DVD release in late May.


VHS VS DVD RELEASE


Distributors are expected to stop releasing certain films on VHS soon. Support titles, including those that have not been released in cinemas, could bypass video release as early as this year.


Films that "skew broad", appealing to both a young and older audience, are holding up best on VHS. The young audience is watching on the VCRs that remain in bedrooms and family rooms, while a higher proportion of the older audience has not yet switched from VCRs to DVD players. a movie like MY BIG FAT GREEK WEDDING was a


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Get the Picture - Video industry - Analysis 2003                     Page 3 of 4


strong video title; yet THE MATRIX RELOADED - appealing particularly to a young 16-40 demographic - was almost purely a DVD seller.


Roadshow's breakdown of revenue for the Lord of the Rings trilogy indicates the importance of the DVD market compared to video for these phenomenally successful films. The three films have earned more than $140 million in cinemas in this country. On DVD and video, they are expected to take $110 million on initial release, rising ultimately to possibly $140 million via an estimated 2 million DVDs and 800,000 videos. Roadshow expects to sell about 400,000 boxed sets of extended film versions on DVD and 50,000 on VHS.


While the big sales numbers come from new releases, the strength of the business is "back catalogue". One industry estimate is that 60 to 70 per cent of the movie business comes from back catalogue sales.


There has also been growth in special interest titles, including television comedies, children's titles, documentaries and especially music titles.


CHEAPER PLAYERS DRIVING THE MARKET


Driving the DVD market is continued strong sales of players. There were just 45,000 DVD players sold in 1999 (average price $1005) for a total value of $45.1 million, according to GfK Marketing Services. 1.4 million were sold in 2003 (average price $223), for a total value of $312 million.


The general manager for corporate strategy and corporate marketing for Pioneer Electronics, Darren Johannesen, expects sales to remain strong this year: "The total market will not change an awful lot. But the percentage of products sold that will be DVD recorders will increase." Johannesen says many DVD enthusiasts have held off buying until recorders reach reasonable prices. With recorders now selling for less than $700, it's likely that more households will be buying one and pushing the existing DVD to another room.


Johannesen believes the improved picture quality has been less important to buyers than better sound. "People were wowed by the picture quality. But in many cases, they seemed to be completely sold by the audio quality." He estimates there were 200,000 surround-sound systems sold last year, and expects digital pay television to boost sales of plasma televisions and home theatre systems. "People are interacting in a really deep way with home entertainment now," he says. "People are cocooning, creating a castle at home."


VIDEO STORES, RENTAL AND RETAILING


The head of the Australian Video Retailers Association (AVRA), Ross Waldren, says video stores have had to change their thinking and marketing as DVD has taken hold.


"When VHS came out 20 years ago, I think everyone was excited about that format. But [with the subsequent DVD] revolution, stores have had to lift their game - their business plan - to suit." Waldren says the DVD-to-video ratio in stores might be 80:20 in affluent capital city suburbs but isolated regional areas remain relative strongholds for video. The ratio in Bourke or Broken Hill would be closer to 60 videos to 40 DVDs.


The association holds that the competitiveness of the industry has forced down profit margins but good returns are still achievable for smart operators.


Chains dominate the video store market - including Blockbuster, Video Ezy and Civic- especially when franchise operations and buying groups are taken into account. The retailers association believes there are around 2000 stores in the country after industry rationalizations and that rental activity remains solid despite the number of DVDs being sold.

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Get the Pictllre - Video industry - Analysis 2003                    Page 4 of 4


"We aren't seeing significant downturns in rental volumes," Waldren says, adding that the availability of pirate discs, largely imported from Asia, and movie channels on pay television have had only moderate impact on stores. He believes more important drains on profitability are non-returns, late returns and damaged stock, with up to 15 per cent of turnover lost this way.


While blockbuster titles such as THE MATRIX and GLADIATOR have long lives, the typical cinema release continues to do most of its DVD rental business in the first six months.


THE FUTURE


As video-on-demand via digital pay television and DVD postal services are introduced, many in the industry believe the DVD market will continue to grow for 18 months to two years before any plateauing


But with so many distributors (there are 40 listed in the industry magazine SCREENPRINT), the top six or seven are dicing for market share, which has led to DVD prices falling. Discounting of titles has increased sales - movies costing $29.95 or 34.95 have been temporarily dropped to $24.95 or even $19.95 to drive sales. Some major films have been selling even lower - $14.95 - without special features. With DVDs available that cheaply and overnight rentals costing up to $7.50 in Sydney, sales are likely to start cutting into the rental business.


Digital pay-per-view television is also likely to damage the rental market, even though rental stores will continue getting new releases earlier in the distribution chain.


On the technological front, there is industry talk about "denser" DVDs that can contain more content and further improve sound quality and durability.


GARRY MADDOX IS THE FILM WRITER FOR THE SYDNEY MORNING HERALD